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                                                                    Exhibit 99.3


Deloitte & Touche LLP
BCE Place
181 Bay Street, Suite 1400
Toronto, ON  M5J 2V1
Canada

Tel: (416) 601 6150
Fax: (416) 601 6151
www.deloitte.ca

                                                        [DELOITTE & TOUCHE LOGO]


INDEPENDENT AUDITORS' CONSENT

We consent to the use of our report dated February 5, 2002, appearing in this Annual Report on Form 40-F of Brookfield Properties Corporation for the year ended December 31, 2001.

/s/ Deloitte & Touche LLP
---------------------------------------------
DELOITTE & TOUCHE LLP

Toronto, Ontario
March 20, 2002